UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Sierra Income Corporation

Address of Principal Business Office:	365 Park Avenue, 33rd Floor
New York, NY 10152

Telephone Number:	(212) 759-0777

Name and Address of Agent	Seth Taube
For Service of Process:	Sierra Income Corporation
365 Park Avenue, 33rd Floor
New York, NY 10152

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 18th day of July, 2011.

SIERRA INCOME CORPORATION

By:          /s/ Seth Taube
Name: Seth Taube
Title:   Chief Executive Officer

Attest:    /s/ Richard T. Allorto, Jr
Name: Richard T. Allorto, Jr.
Title:   Chief Financial Officer and Chief Compliance Officer